EXHIBIT 99.1

Press Release Dated February 22, 2010

Suncor Energy Reports Planned Repair Schedule for Damaged Upgrader

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports planned repair schedule for damaged upgrader

Calgary, Alberta (February 22, 2010) — Suncor Energy Inc. announced today that it has completed its assessment and expected schedule to repair portions of an oil sands upgrader (U1) damaged by fire in early February. Repairs are currently underway and the company now expects the upgrader to return to production in early April.

In addition to the investigation into the cause of the fire, Chief Operating Officer Steve Williams has initiated an independent investigation supported by third party experts to review process safety and reliability. The findings from this investigation will be used to benchmark against industry best practices and assist in supporting Suncor’s operational excellence initiatives.

During the repair period, the company’s second upgrader (U2) is expected to continue normal operations. Combined production of synthetic crude oil and bitumen sold directly to markets during this period is targeted at an average of approximately 210,000 barrels per day (bpd) in February and 230,000 bpd in March (these volumes do not include Suncor’s proportionate production share from the Syncrude joint venture). Accordingly, Suncor’s production outlook issued on February 4, 2010 will be impacted and will be updated with the release of the company’s first quarter results on May 4.

Based on the damage assessment and repair schedule, and applicable waiting periods and deductibles, Suncor does not expect insurance to play a significant role in mitigating losses from this incident.

This news release contains forward-looking statements identified by the words “expected”, “targeted” and similar expressions that address expectations or projections about the future. Forward-looking statements are based on Suncor’s current goals, expectations, estimates, projections and assumptions made in light of its experiences and the risks, uncertainties and other factors related to its business. Assumptions used to develop our production targets and outlook are based on year-to-date performance and management’s best estimates for the remainder of the year. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s current annual information form/form 40-F, annual and quarterly reports to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:            Helen Kelly 403-693-2048

Media inquiries:               Dany Laferrière 403-269-8760

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com